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                                                Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-106476




                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

      SUPPLEMENT DATED AUGUST 4, 2004 TO PROSPECTUS DATED NOVEMBER 7, 2003

         The following information supplements our prospectus dated November 7, 2003 related to the sale of our debt securities, which we refer to in this document as investment notes. You should review this information prior to making a decision to purchase our investment notes. This supplement should be read in conjunction with the prospectus dated November 7, 2003.

         THE FIRST EXCHANGE OFFER

         On December 1, 2003, we mailed an offer to exchange, which we refer to as the first exchange offer in this document, to holders of investment notes issued prior to April 1, 2003, which offered holders of such notes the ability to exchange up to $200,000,000 of their investment notes in increments of $1,000 of principal amount (unless waived by us) for:

                  o equal amounts of senior collateralized subordinated notes having interest rates equal to 10 basis points above the investment notes tendered and collateral in the form of a security interest in certain cash flows from interest-only strips of certain of our subsidiaries, with an aggregate value of at least 150% of the principal balance of the senior collateralized subordinated notes plus priority lien obligations secured by the interest-only strips and/or cash flows from the interest-only strips (provided that such collateral coverage may not fall below 100% of the principal balance of the notes as determined by us on any quarterly balance sheet date), and shares of 10% Series A convertible preferred stock which we refer to as Series A preferred stock in this document; or

                  o solely shares of Series A preferred stock.

         Pursuant to the terms of the first exchange offer, we exchanged $117.2 million of outstanding investment notes for $55.4 million of senior collateralized subordinated notes and 61.8 million shares of Series A preferred stock.

         THE SECOND EXCHANGE OFFER

         On May 14, 2004, we mailed a second offer to exchange, which we refer to as the second exchange offer in this document, to holders of up to $120,000,000 of investment notes issued prior to November 1, 2003 which offers holders of such notes the ability to exchange their investment notes in increments of $1,000 of principal amount (unless waived by us) for:

                  o equal amounts of senior collateralized subordinated notes, with similar terms to the notes issued in the first exchange offer described above, and shares of Series A preferred stock; or

                  o solely shares of Series A preferred stock.

         ONLY INVESTMENT NOTES PURCHASED PRIOR TO NOVEMBER 1, 2003 ARE ELIGIBLE TO PARTICIPATE IN THE SECOND EXCHANGE OFFER.

         The second exchange offer and the first exchange offer described above are referred to collectively in this document as the exchange offers.

         EXTENSION AND RESULTS OF THE SECOND EXCHANGE OFFER

         We extended the second exchange offer until August 23, 2004 because we had not exchanged $120.0 million of investment notes as proposed under the terms of the second exchange offer. The first closing of the second exchange offer occurred on June 30, 2004, and the second closing of the second exchange offer occurred on July 31, 2004. At the June 30, 2004 closing, we exchanged approximately $60.7 million of investment notes for approximately $28.6 million of senior collateralized subordinated notes and approximately 32.0 million shares of Series A preferred stock. Additionally, in the second closing of the second exchange offer that occurred on July 31, 2004, we exchanged approximately $25.2 million of investment notes for approximately $12.3 million of senior collateralized subordinated notes and approximately 13.0 million shares of Series A preferred stock.

         EFFECTS OF THE EXCHANGE OFFERS ON INVESTMENT NOTES PURCHASED IN THIS INVESTMENT NOTE OFFERING

         THE INVESTMENT NOTES YOU PURCHASE IN THIS OFFERING PURSUANT TO THE PROSPECTUS DATED NOVEMBER 7, 2003 ARE IMPACTED BY THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THE FIRST EXCHANGE OFFER AND TO BE ISSUED IN THE

SECOND EXCHANGE OFFER. IN THE EVENT OF OUR LIQUIDATION, THE INVESTMENT NOTES YOU PURCHASE IN THIS OFFERING WOULD BE REPAID ONLY IF FUNDS REMAIN AFTER THE REPAYMENT OF OUR SENIOR DEBT, SUBSIDIARY DEBT (TO THE EXTENT OF THE ASSETS OF THE SUBSIDIARY), AND THE PRINCIPAL AND INTEREST ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THE FIRST EXCHANGE OFFER AND TO BE ISSUED IN THE SECOND EXCHANGE OFFER TO THE EXTENT OF THE COLLATERAL FOR SUCH NOTES. IF THIS COLLATERAL IS NOT SUFFICIENT TO REPAY THE SENIOR COLLATERALIZED SUBORDINATED NOTES OUTSTANDING IN FULL, THE UNPAID PORTION OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES WILL BE EQUAL IN RIGHT OF REPAYMENT WITH THE OUTSTANDING INVESTMENT NOTES, INCLUDING THE INVESTMENT NOTES PURCHASED IN THIS OFFERING.

         In connection with the second exchange offer, we propose to issue senior collateralized subordinated notes and Series A preferred stock with the characteristics described above under "The Second Exchange Offer."

         As a result of the first exchange offer, at February 6, 2004, investment notes outstanding decreased by $117.2 million, senior collateralized subordinated notes increased by $55.4 million and our stockholders' equity increased by $61.8 million. For each $1,000 of the principal amount of investment notes to be exchanged in the second exchange offer for senior collateralized subordinated notes and Series A preferred stock, our total debt will be decreased by $500 and our stockholders' equity will be increased by $500.

         In the event of our liquidation, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized subordinated notes issued or to be issued in the exchange offers to the extent of the collateral for such notes. In addition, in the event of our liquidation, if the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes outstanding (including accrued and unpaid interest) in full, the unpaid portion of the senior collateralized subordinated notes will be equal in right of repayment with the outstanding investment notes and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the investment notes. The investment notes and the senior collateralized subordinated notes issued or to be issued will be senior in right of preference to the Series A preferred stock outstanding and to be issued in the second exchange offer.

         The investment notes continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries (to the extent of the assets of our subsidiaries), whether now or hereafter incurred. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" in our prospectus dated November 7, 2003 for further information.

         BASED UPON OUR ANTICIPATED LOSSES FOR THE QUARTERS ENDED JUNE 30, 2004 AND SEPTEMBER 30, 2004, WE WILL BE OUT OF COMPLIANCE WITH FINANCIAL COVENANTS CONTAINED IN ONE OF OUR CREDIT FACILITIES AND IN SEVERAL OF OUR SERVICING AGREEMENTS AND WE WILL CONTINUE TO NEED WAIVERS FROM OUR LENDER AND SEVERAL TRUSTEES AND BOND INSURERS.

         At various times since June 30, 2003, we have been out of compliance with certain financial covenants, including net worth covenants, contained in one of our credit facilities and in several of our servicing agreements. We have continued to operate on the basis of waivers granted by the lender under the credit facility and by the trustees and bond insurers under the servicing agreements. Notwithstanding our conversion of debt to equity in the second exchange offer, which has been extended through August 23, 2004, we currently anticipate that we will be out of compliance with the net worth covenants in this credit facility and these servicing agreements as of June 30, 2004 and out of compliance with the net worth covenants in these servicing agreements as of September 30, 2004 and we will continue to need waivers from this noncompliance to operate. This credit facility expires on September 22, 2004 and may or may not be extended with an identical net worth covenant. See "Risk Factors - We depend upon the availability of financing to fund our operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay our subordinated debt" and "- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our subordinated debt" in the prospectus dated November 7, 2003 for additional information.

         The following table compares our secured and senior debt obligations and unsecured subordinated debenture obligations at March 31, 2004 to assets which are available to repay those obligations (in thousands) and gives the pro forma effect to tenders of investment notes accepted by us in the first and second closings of the second exchange offer as of July 31, 2004:



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
                                                  SECURED AND                 UNSECURED                   TOTAL
                                                  SENIOR DEBT               SUBORDINATED                  DEBT/
                                                  OBLIGATIONS              DEBENTURES (I)                 ASSETS
                                               ----------------          ------------------          ---------------
Outstanding debt obligations -
   historical (a)(f).......................       $    142,064  (b)            $   585,797                $ 727,861
Pro Forma effect of Exchange Offer.........             40,943  (h)                (85,907)  (h)            (44,964)
                                               ----------------          ------------------          ---------------
Pro Forma outstanding debt obligations.....       $    183,007                 $   499,890                $ 682,897
                                               ================          ==================          ===============

Assets available to repay debt:
    Cash...................................       $         --                 $    16,178                $  16,178  (c)
    Loans..................................             90,887  (d)                 30,631                  121,518
    Interest-only strips (f)(g)............            167,409  (a)(b)             329,300                  496,709  (e)
    Servicing rights.......................                 --                      82,823                   82,823  (e)
                                               ----------------          ------------------          ---------------
    Total assets available - historical....            258,296                     458,932                  717,228
Pro Forma effect of Exchange Offer.........             61,414  (g)(h)             (61,414)  (g)(h)              --
                                               ----------------          ------------------          ---------------
Pro Forma assets available.................       $    319,710                 $   397,518                $ 717,228
                                               ================          ==================          ===============

----------------------------

         (a) Includes the impact of the exchange of $117.2 million of investment notes (unsecured subordinated debentures) for $55.4 million of senior collateralized subordinated notes (secured and senior debt obligations) and 61.8 million shares of Series A preferred stock in the December 31, 2003 and February 6, 2004 closings of the first exchange offer. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes totaled $438.5 million, of which approximately $83.1 million represents 150% of the principal balance of the senior collateralized subordinated notes outstanding at March 31, 2004.

         (b) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. In addition, interest-only strips secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million. This amount is included as an allocation of our interest-only strips to the secured and senior debt obligations column.

         (c) The amount of cash reflected in this table excludes restricted cash balances of $15.2 million at March 31, 2004.

         (d) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

         (e) Reflects the fair value of our interest-only strips and servicing rights at March 31, 2004.

         (f) The effects on this table of every $1,000,000 of existing investment notes that is exchanged in the second exchange offer subsequent to the first and second closings for a combination of $500,000 of senior collateralized subordinated notes and 500,000 shares of Series A preferred stock would be as follows for "Outstanding debt obligations": the column entitled "unsecured subordinated debentures" would decrease by $1,000,000; the column entitled "secured and senior debt obligations" would increase by $500,000. The effect for "Interest-only strips" would be as follows: the column entitled "unsecured subordinated debentures" would decrease by $750,000; the column entitled "secured and senior debt obligations" would increase by $750,000.

         (g) The grant of a lien on the collateral to secure the senior collateralized subordinated notes issued upon the completion of the first exchange offer and the senior collateralized subordinated notes to be issued in the second exchange offer is not a direct lien on any interest-only strips, but is, rather, a lien on the right of certain of our subsidiaries to receive certain cash flows from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us. The interest-only strips in this trust also secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under our $250.0 million credit





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                       facility and the obligations due under the fee letter
                       related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million.

                (h) Gives effect to the exchange of $85.9 million of investment notes for $40.9 million of senior collateralized subordinated notes and 45.0 million shares of Series A preferred stock as a result of the first and second closings of the second exchange offer. After giving effect to the tenders of investment notes accepted by us in the first and second closings of the second exchange offer as of July 31, 2004, approximately $144.5 million represents 150% of the principal balance of the senior collateralized subordinated notes outstanding. For presentation purposes and after giving effect to the tenders of investment notes accepted by us in the first and second closings of the second exchange offer as of July 31, 2004, an additional $61.4 million which represents 150% of the principal balance of the senior collateralized subordinated notes issued in the second exchange offer, for a total of approximately $144.5 million, is included in the column entitled "secured and senior debt obligations" in the table above.

                (i) References to subordinated debentures mean investment notes issued by us.

         FUTURE TRANSACTIONS INVOLVING INVESTMENT NOTES

         We reserve the right, in our sole discretion and if we are so permitted by the terms of our indebtedness, to purchase or make offers for any investment notes that remain outstanding after the expiration date of the second exchange offer. To the extent permitted by applicable law and regulation, we may make these purchases, if any, in privately negotiated transactions, or in additional exchange offers. The terms of these purchases, if any, could differ from the terms of the second exchange offer. It is possible that future purchases, if any, of investment notes may be on less or more favorable terms than the terms offered in the second exchange offer. We make no promises that we will purchase or make offers for any investment notes that remain outstanding after the expiration date of the second exchange offer.

         RESULTS OF OPERATIONS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF FISCAL 2004

         We incurred operating losses of $29.9 million and $82.5 million for the fiscal year ended June 30, 2003 and the first nine months of fiscal 2004, respectively. In addition, depending on our ability to recognize gains on our future securitizations, we anticipate incurring operating losses at least through the first quarter of fiscal 2005.

         For the third quarter of fiscal 2004, we recorded a net loss before dividends on preferred stock of $31.4 million. The loss primarily resulted from liquidity issues we have experienced since the fourth quarter of fiscal 2003, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a securitization during the third quarter, and a net $15.1 million pre-tax valuation adjustment on our securitization assets which was charged to the income statement. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for the third quarter of fiscal 2004.

         During the nine months ended March 31, 2004, we recorded gross pre-tax valuation adjustments on our securitization assets primarily related to prepayment experience of $63.0 million, of which $43.1 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.3 million offset the portion of the adjustment expensed through the income statement and $3.1 million offset the portion of the adjustment charged to other comprehensive income.

         As a result of these liquidity issues, since June 30, 2003, our loan origination volume was substantially reduced. From July 1, 2003 through March 31, 2004, we originated $468.6 million of loans which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. As a result of our inability to originate loans at previous levels, the relationships our subsidiaries have or were developing with their brokers were adversely impacted and we also lost a significant number of our loan origination employees. We anticipate that depending upon the size of our future quarterly securitizations, if any, we will need to increase our loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. Our short-term plan to achieve these levels of loan originations includes replacing the loan origination employees we lost since June 30, 2003 and building an expanded broker initiative. Beyond the



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short-term, we expect to increase originations through the application of our business strategy adjustments. Our ability to achieve those levels of loan originations could be hampered by our failure to implement our short-term plans and funding limitations expected during the start up of our new credit facilities.

         For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of investment notes. In addition to repaying maturing investment notes, proceeds from the issuance of investment notes will be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing investment notes. In the event that we are unable to offer additional investment notes for any reason, we have developed a contingent financial restructuring plan.

         As a result of the losses experienced for the first nine months of fiscal 2004, we failed to comply with a financial covenant, including net worth requirements, in one of our credit facilities and we requested and obtained a waiver from our lender for our non-compliance.

         During the first nine months of fiscal 2004 the financial insurers who provided financial guaranty insurance to certain bond holders and certificate holders in our previous securitizations (collectively referred to in this document as bond insurers) required us to amend the servicing agreements associated with those previous securitizations. Two of the bond insurers required the amendments as a result of our non-compliance with net worth covenants in the servicing agreements and their grant of waivers to the non-compliance. As a result of these amendments, all of our servicing agreements associated with the bond insurers now provide for term-to-term servicing and, in the case of our servicing agreements with two bond insurers, our rights as servicer may be terminated at the expiration of a servicing term in their sole discretion.

         Because we anticipate incurring losses through at least the first quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants. We cannot assure you as to whether or in what form we will obtain these waivers.

         CLASS ACTION LAWSUITS AND SHAREHOLDER DERIVATIVE ACTION

         On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned: Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane
v. American Business Financial Services, Inc., et al, Civil Action No. 04-400, and Operative Plasterers' and Cement Masons' International Employees' Trust Fund
v. American Business Financial Services, Inc. et al, Civil Action No. 04-617 and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of our common stock who were seeking to represent a class of all purchasers of our common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003.

         The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. These three lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. See "Resolution of U.S. Attorney Inquiry" below. These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

         The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of accounting principles generally accepted in the United States of America, the Securities Exchange Act of 1934, as amended, and rules of the Securities and Exchange Commission by entering into





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forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

         The four cases have been consolidated. Lead plaintiffs and counsel were appointed on June 3, 2004.

         On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

         Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations.

         RESOLUTION OF U.S. ATTORNEY INQUIRY

         On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U. S. Attorney's Office for the Eastern District of Pennsylvania which ends an inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the previously disclosed civil subpoena, dated May 14, 2003.

         In response to the inquiry and as part of the Joint Agreement, we have adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we will no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we have also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

         We also agreed to contribute a total of $80,000 to one or more U.S. Department of Housing and Urban Development (HUD) approved housing counseling organizations within the 13 months following the agreement. We have the right to designate the recipient organization(s) and will provide the U.S. Attorney's Office with the name(s) of the recipient(s). Each recipient must provide housing counseling in the states in which we originate mortgage loans.

         Under our revised forbearance policy, eligible borrowers are sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy, form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to reinstitute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days notice described above, or disregard the concerns of the U.S. Attorney's Office, after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement.

         We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees will be directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such



                                        6
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organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

         LISTING ON THE NASDAQ NATIONAL MARKET SYSTEM

         On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Under NASDAQ Marketplace Rules, we had 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days and we withdrew our application to list our common stock on the American Stock Exchange, referred to as AMEX in this document, which application we filed with AMEX upon our receipt of the letter from the NASDAQ Stock Market described above. On June 24, 2004, we received a letter from the staff of the NASDAQ Stock Market confirming that we had regained compliance with the NASDAQ continued listing requirement related to the market value of our publicly held shares and were not subject to delisting. If we are unable to maintain our listing on the NASDAQ National Market System, the value of our common stock and our ability to continue to sell investment notes would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell investment notes in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due.




                                        7